SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2009

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Reports Record Quarterly Net Income of NIS 49 Million (US $12 Million) dated May 19, 2009.

                                                                          ITEM 1

 Press Release                             Source: 012 Smile.communications Ltd.

012 Smile.Communications Reports Record Quarterly Net
Income of NIS 49 Million (US $12 Million)

On Tuesday May 19, 2009, 1:00 am EDT

PETACH TIKVA, Israel, May 19 /PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ Global Market and TASE: SMLC), an Israeli telecommunications service provider, today reported first quarter financial results for the three-months ended March 31, 2009.

    - First quarter revenue increases 8% to NIS 284 million (US $68 million)

    - Broadband segment revenue increases by 15%

    - Operating income increases 32% to NIS 40 million (US $10 million)

    - Net income increases 763% to NIS 49 million (US $12 million) or NIS 1.93 per share (US $0.46 per share)

    - Total of 105,000 local telephony lines as of the end of the quarter

    - Cash flow from operations for the quarter increases 24% to NIS 58 million (US $14 million)

012 Smile.Communications reported improved quarterly revenues of NIS 284 million (US $68 million) for the quarter ended March 31, 2009, compared to NIS 263 million for the same period in 2008, an 8% increase. Revenue from broadband services increased to NIS 149 million (US $36 million) for the quarter ended March 31, 2009 compared to NIS 130 million for the first quarter of 2008, an increase of 15%. Revenue from traditional voice services for the quarter was NIS 136 million (US $32 million) compared to NIS 134 million for the same period last year.

Operating income for the first quarter of 2009 increased to NIS 40 million (US $10 million) compared with NIS 31 million for the same period last year. Operating income for the first quarter of 2009 benefited from a one-time gain of NIS 5.4 million (US $1.3 million) from the settlement of a long-term dispute between the Company and Bezeq, Israel's incumbent telecommunications service provider. As part of this settlement, an additional amount of NIS 2 million (US $0.5 million) was included in financial income.

Adjusted EBITDA for the first quarter of 2009 increased to NIS 69 million (US $16 million) compared with NIS 62 million for the same period last year. For more information regarding the use of non-GAAP financial measures, please see the notes in this press release.

Net income for the quarter ended March 31, 2009 increased to a record NIS 49 million (US $12 million), or NIS 1.93 per fully diluted share, compared to NIS 6 million, or NIS 0.22 per fully diluted share, for the same period in 2008, an increase of 763%. Excluding favorable exchange rate differences, net income for the quarter ended March 31, 2009 would have been NIS 31 million (US $7 million).

The Company's net financial debt decreased from NIS 302 million as of December 31, 2008 to NIS 253 million (US $60 million) as of March 31, 2009, reflecting the positive cash flow generation of the Company.

Ms. Stella Handler, CEO of 012 Smile.Communications, said, "For the first quarter, we have delivered excellent results that demonstrate the strength of the 012 Smile brand in the Israeli communications market. The growth that we have achieved in our ongoing activities, together with our strong cash flow, are enabling us to carry out a significant expansion of our business, and positioning us to become one of the Israeli communications markets' leading players."

Ms. Handler continued, "We are currently evaluating directions for potential expansion, including the field of mobile communications."

Conference Call Information Management will host an interactive teleconference to discuss the results today, May 19, 2009, at 09:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-866-3455-855 from within the U.S., 0-800-4048-418 from within the U.K., or +972-3-918-0609 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

Notes:

Non-GAAP Measurements Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars For the convenience of the reader, the reported NIS figures of March 31, 2009 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2009 (NIS 4.188 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        4.188
                                           March 31    March 31      March 31
                                               2009        2008          2009
                                        (Unaudited) (Unaudited)   (Unaudited)
                                              NIS thousands       $ thousands

    Current assets
    Cash and cash equivalents                 6,980     229,755        1,667
    Marketable securities                    71,076      72,687       16,971
    Trade receivables, net                  204,203     197,868       48,759
    Parent company receivable                     -       1,579            -
    Related parties receivables                   -       2,088            -
    Prepaid expenses and other               46,402      27,632       11,080
    current assets
    Deferred taxes                           16,125       8,462        3,850

    Total current assets                    344,786     540,071       82,327

    Investments
    Long-term trade receivables               6,200       3,150        1,480
    Assets held for employee                 15,848      19,093        3,784
    severance benefits
    Marketable securities                   188,543           -       45,020

    Total investments                       210,591      22,243       50,284

    Property and equipment, net             170,856     166,176       40,797

    Other assets, net                       305,801     289,436       73,019
    Other intangible assets, net            168,806     195,440       40,307
    Goodwill                                411,171     411,171       98,178

    Total assets                          1,612,011   1,624,537      384,912

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        4.188
                                           March 31    March 31      March 31
                                               2009        2008          2009
                                        (Unaudited) (Unaudited)   (Unaudited)
                                              NIS thousands       $ thousands

    Current liabilities
    Short-term bank credit                   21,170      61,080        5,055
    Current maturities of long-term
    obligations and debentures               57,657      80,634       13,767
    Accounts payable                        140,221     142,156       33,482
    Loan from the parent company            112,074     107,216       26,761
    Related parties payables                    750           -          179
    Parent company payables                   1,739           -          415
    Other payables and accrued
    expenses                                123,429     128,249       29,472

    Total current liabilities               457,040     519,335      109,131

    Long-term liabilities

    Debentures                              328,765     383,306       78,502
    Long-term obligations and other
    payables                                      -       1,826            -
    Deferred taxes                           33,353      27,730        7,963
    Liability for employee severance
    benefits                                 31,811      31,550        7,596

    Total long-term liabilities             393,929     444,412       94,061

    Total liabilities                       850,969     963,747      203,192

    Shareholders' equity and parent
    company investment                      761,042     660,790      181,720

    Total liabilities, shareholders'
    equity and parent company investment  1,612,011   1,624,537      384,912

    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.188
                                                                  Three-month
                                                                 period ended
                                              Three-month period     March 31
                                                  ended March 31
                                                2009        2008         2009
                                         (Unaudited) (Unaudited)   (Unaudited)
                                               NIS thousands       $ thousands

    Revenues                                 284,400     263,357      67,908

    Costs and expenses
    Cost of revenues                         193,573     176,690      46,221

    Selling and marketing expenses            37,793      38,516       9,024

    General and administrative
    expenses                                  12,621      12,802       3,014

    Impairment and other charges                   -       4,802           -

    Total costs and expenses                 243,987     232,810      58,259

    Income from operations                    40,413      30,547       9,649

    Financial (income) expenses, net         (27,263)     22,587      (6,510)

    Income before tax expenses                67,676       7,960      16,159
    Tax expenses                              18,627       2,278       4,447

    Net income                                49,049       5,682      11,712

    Income (loss) per share
    Basic and diluted earnings per
    share (in NIS)                              1.93        0.22        0.46

    Weighted average number of ordinary
    shares used in calculation of
    basic and diluted earnings per share  25,355,687  25,360,000  25,355,687

    Reconciliation Table of Non-GAAP Measures (NIS in thousands)

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.188
                                                                  Three-month
                                                                 period ended
                                              Three-month period     March 31
                                                  ended March 31
                                                2009        2008         2009
                                         (Unaudited) (Unaudited)   (Unaudited)
                                              NIS thousands       $ thousands

    GAAP operating income                     40,413      30,547       9,649

    Adjustments
    Amortization of acquired intangible
    assets                                     5,834       6,820       1,394
    Non-recurring expenses                         -       4,802           -
    Expenses recorded for stock based
    compensation in
    accordance with SFAS 123(R)                1,239           -         296

    Non-GAAP adjusted operating income        47,486      42,169      11,339

    GAAP tax expenses (benefit), net          18,627       2,278       4,447

    Adjustments

    Amortization of acquired intangible
    assets

    Included in tax expenses, net              1,487       1,841         355

    Non-GAAP tax expenses, net                20,114       4,119       4,802

    Net income as reported                    49,049       5,682      11,712

    Taxes on income                           18,627       2,278       4,447
    Non-recurring expenses                         -       4,802           -
    Expenses recorded for stock based
    compensation in
    accordance with SFAS 123(R)                1,239           -         296
    Financial (income) expenses              (27,263)     22,587      (6,510)
    Depreciation and amortization             27,337      26,543       6,528

    Adjusted EBITDA                           68,989      61,892      16,473

    Condensed Consolidated Statements of Cash Flows

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.188
                                         Three-month  Three-month Three-month
                                        period ended period ended      period
                                                                        ended
                                            March 31     March 31    March 31
                                                2009         2008        2009
                                        (Unaudited) (Unaudited)   (Unaudited)
                                              NIS thousands       $ thousands

    Cash flows from operating activities:
    Net income                                49,049       5,682      11,712

    Adjustments to reconcile net income to net
    cash provided by operating activities      8,632      41,030       2,061

    Net cash provided by operating activities 57,681      46,712      13,773

    Cash flows from investing activities:
    Purchase of property and equipment and
    other assets                             (20,952)    (12,718)     (5,003)

    Investment in marketable securities, net    (124)    (72,256)        (29)

    Net cash used in investing activities    (21,076)    (84,974)     (5,032)

    Net cash provided by (used in) financing
    activities                               (96,025)      54,961    (22,929)

    Changes in cash and cash equivalents     (59,420)      16,699    (14,188)

    Effect of exchange rate changes            5,748    (16,839)       1,373

    Cash and cash equivalents at beginning of
    the year                                  60,652     229,895      14,482

    Cash and cash equivalents at end of year   6,980     229,755       1,667



    Investor relations contacts:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel: +972-3-516-7620

    Garth Russell - KCSA Strategic Communications grussell@kcsa.com / Tel: +1-212-896-1250

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                    (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  May 19, 2009